Exhibit 4.1
DESCRIPTION OF COMMON STOCK
The following summary description of our Common Stock is based on the provisions of our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law. This information is qualified entirely by reference to the applicable provisions of our Certificate of Incorporation, our Bylaws and the Delaware General Corporation Law. Our Certificate of Incorporation and Bylaws have previously been filed as exhibits with the Securities and Exchange Commission.
Authorized Capital Stock
Our authorized capital shares consist of 250,000,000 shares of common stock, $0.01 par value per share (“Common Stock”), and 10,000,000 shares of series preferred stock, $0.01 par value per share (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable. We have no outstanding shares of Preferred Stock.
Voting Rights
Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights.
Dividend Rights
Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.
Liquidation Rights
Subject to any preferential rights of outstanding shares of Preferred Stock, if any, holders of Common Stock will share ratably in all assets legally available for distribution to holders of Common Stock in the event of dissolution.
Other Rights and Preferences
Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.
Transfer Agent and Registrar
The transfer agent and registrar for the Common Stock is Computershare.
Listing
Our Common Stock is traded on The Nasdaq Global Select Market under the trading symbol “SMTC.”
Anti-takeover Effects of Provisions of Delaware Law and Charter Documents
Our Certificate of Incorporation and Bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of us or our management.
These provisions are as follows:

•	the ability of our Board of Directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without stockholder approval;

•	advance notice requirements for election to our Board of Directors and for proposing matters that can be acted upon at stockholder meetings; and

•	the inability of stockholders to call a special meeting.

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.